UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Pharmhouse Corp.

Title of Class of Securities:  Common Shares, $.01 par value

CUSIP Number:  0007171371

  (Date of Event Which Requires Filing of this Statement)

                       July 8, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  0007171371

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Nob Hill Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         California

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

6.  Shared Voting Power:

         158,600

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

         158,600

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         158,600

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.1%

12. Type of Reporting Person

          CO

CUSIP Number:  0007171371

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Nob Hill Capital Management Partners

2. Check the Appropriate Box if a Member of a Group a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          California

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

6.  Shared Voting Power:

          158,600

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

          158,600

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          158,600

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.1%

12. Type of Reporting Person

          PN

CUSIP Number:  0007171371

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Stephen R. Mittel

2. Check the Appropriate Box if a Member of a Group a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

6.  Shared Voting Power:

          158,600

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

          158,600

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          158,600

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.1%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:

          Pharmhouse Corp.

      (b) Address of Issuer's Principal Executive Offices:

          860 Broadway
          New York, NY  10003

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Nob Hill Capital Management, Inc.
          Nob Hill Capital Management Partners
          Stephen R. Mittel
          One Sansome Street
          Suite 2900
          San Francisco, CA  94104

          Mr. Mittel - United States citizen
          Nob Hill Capital Management, Inc. - California corporation
          Nob Hill Capital Management Partners - California general partnership

    (d)   Title of Class of Securities:

          Common Shares, $.01 par value

    (e)   CUSIP Number:  0007171371

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned:  158,600
         (b) Percent of Class:  6.1%
         (c) 158,600 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 158,600 shares with shared power to dispose or to direct the disposition of; 0 shares with sole power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             NOB HILL CAPITAL MANAGEMENT, INC.

                                  /s/ Stephen R. Mittel

                             By:
                                 President

                             NOB HILL CAPITAL MANAGEMENT PARTNERS

                                  /s/ Stephen R. Mittel

                             By:
                                 General Partner

                             STEPHEN R. MITTEL

                             /s/ Stephen R. Mittel



July 30, 1998

__________________
Date

                            AGREEMENT

         The undersigned agree that this Schedule 13G dated July

30, 1998 relating to the Common Shares of Pharmhouse Corp. shall be filed on behalf of the undersigned.


                             NOB HILL CAPITAL MANAGEMENT, INC.

                                  /s/ Stephen R. Mittel

                             By:
                                 President

                             NOB HILL CAPITAL MANAGEMENT PARTNERS

                                  /s/ Stephen R. Mittel

                             By:
                                 General Partner

                             STEPHEN R. MITTEL

                             /s/ Stephen R. Mittel
























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